Exhibit 99.1

Yahoo Reports Fourth Quarter and Full Year 2016 Results

SUNNYVALE, Calif.--(BUSINESS WIRE)--January 23, 2017--Yahoo! Inc. (NASDAQ: YHOO) today reported results for the quarter and full year ended December 31, 2016.

“I’m very pleased with our Q4 results and incredibly proud of the team’s execution on our 2016 strategic plan, particularly given the uniquely eventful past year for Yahoo. What we have achieved reflects some of the most impressive teamwork, focus, and resilience I’ve seen throughout my career. We continued to build our mobile and native businesses -- delivering nearly $1.5 billion in mobile revenue and over $750 million in native revenue -- while operating the company at the lowest cost structure in a decade. With our 2016 and Q4 financial results ahead of plan, and the continued stability in our user engagement trends, the opportunities ahead with Verizon look bright,” said Marissa Mayer, CEO of Yahoo. “In addition to integration planning, our top priority continues to be enhancing security for our users. With security protocols and password changes in place, approximately 90% of our daily active users have already taken or do not need to take remedial action to protect their accounts, and we’re aggressively continuing to drive this number up. Our commitment to our users is unwavering, and we continue to be encouraged by their loyalty to us and their ongoing patronage of our products.”

	Q4 2015	Q4 2016	Full Year 2015	Full Year 2016
GAAP revenue	$1,273 million	$1,469 million	$4,968 million	$5,169 million
Cost of revenue – TAC	$271 million	$509 million	$878 million	$1,651 million
Goodwill impairment charge	$4,461 million	–	$4,461 million	$395 million
(Loss) income from operations	$(4,530) million	$64 million	$(4,748) million	$(645) million
Non-GAAP income from operations	$63 million	$205 million	$342 million	$365 million
Net earnings	$(4,435) million	$162 million	$(4,359) million	$(214) million
Adjusted EBITDA	$215 million	$324 million	$952 million	$873 million
GAAP net earnings per diluted share	$(4.70)	$0.17	$(4.64)	$(0.23)
Non-GAAP net earnings per diluted share	$0.13	$0.25	$0.59	$0.62

As previously announced, beginning in the second quarter of 2016, GAAP revenue and cost of revenue – TAC are impacted by a required change in revenue presentation related to the Eleventh Amendment to the Microsoft Search Agreement (“Change in Revenue Presentation,” as discussed below). For the fourth quarter of 2016, the Change in Revenue Presentation contributed $302 million to each of GAAP revenue and cost of revenue – TAC. Excluding the impact of this change, GAAP revenue would have been $1,167 million, an 8 percent decline from the fourth quarter of 2015, and cost of revenue – TAC would have been $207 million, a 24 percent decline from the fourth quarter of 2015. For the full year of 2016, the Change in Revenue Presentation contributed $812 million to each of GAAP revenue and cost of revenue – TAC. Excluding the impact of this change, GAAP revenue would have been $4,357 million, a 12 percent decline from 2015, and cost of revenue – TAC would have been $839 million, a 4 percent decline from 2015.

Business Updates

  Continued to launch features and improvements across Yahoo Mail mobile apps, achieving an industry-leading 4+ star average rating on both iOS and Android throughout the past year.
  Added a number of new features to the Yahoo App, including top contributor highlights, an “explore” feature that groups topics into categories, and curated lists from our editorial team to showcase the best of Yahoo.
  Launched Yahoo Sports “Game of the Day” for the 2016-17 season of NHL, connecting fans with free live games and in-game highlights; partnered with Twitter to host the live stream of Thursday night NFL games.
  Launched curated watchlists created by industry experts on Yahoo Finance to help users discover trending topics and new investment opportunities.
  Launched Yahoo View on Android, expanding free access to Hulu TV show clips and movie trailers.
  Launched Yahoo Answers Now, a new community-focused app which helps users pose questions and receive answers quickly from members who have relevant experiences and expertise.
  Launched new advertiser features for Yahoo Gemini including native bid alerts and a new native ad format on Yahoo Mail.
  The BrightRoll DSP saw 485% YoY growth in the Platform display business, through the launches of native on 3rd party supply as well as forecasting and reporting improvements.
  The Yahoo Mobile Developer Suite reached a footprint of over 940,000 applications, over 2 billion devices.
  Over 10M users have now adopted Yahoo Account Key to make signing into Yahoo products easier than ever before.

Transaction Update

Yahoo has continued to work with Verizon on integration planning for the sale of its core business. In terms of timing, Yahoo had previously stated that it expected to close the transaction in Q1. However, given work required to meet closing conditions, the transaction is now expected to close in Q2 of 2017. The company is working expeditiously to close the transaction as soon as practicable in Q2.

Fourth Quarter and Full Year 2016 Financial Highlights

Mavens Revenue*:

	Q4 2015	Q4 2016	Full Year 2015	Full Year 2016
Mavens revenue	$472 million	$590 million	$1,660 million	$2,010 million
Non-Mavens revenue	750 million	824 million	2,908 million	2,941 million
Total traffic-driven revenue	$1,222 million	$1,414 million	$4,568 million	$4,951 million
Non-traffic-driven revenue	51 million	55 million	400 million	218 million
GAAP revenue	$1,273 million	$1,469 million	$4,968 million	$5,169 million

* The Change in Revenue Presentation contributed $140 million and $386 million to Mavens revenue, $162 million and $426 million to Non-Mavens revenue, and $302 million and $812 million to traffic-driven revenue in the fourth quarter and full year of 2016, respectively.

Mavens revenue represented 39 percent and 36 percent of traffic-driven revenue in the fourth quarter and full year of 2015, respectively, and increased to 42 percent and 41 percent in the fourth quarter and full year of 2016, respectively. Excluding the impact of the Change in Revenue Presentation, Mavens revenue would have been $450 million and $1,624 million, and represented 40 percent and 39 percent of traffic-driven revenue, in the fourth quarter and full year of 2016, respectively.

Mobile Revenue*:

	Q4 2015	Q4 2016	Full Year 2015	Full Year 2016
Mobile revenue	$291 million	$459 million	$1,048 million	$1,494 million
Desktop revenue	931 million	955 million	3,520 million	3,457 million
Total traffic-driven revenue	$1,222 million	$1,414 million	$4,568 million	$4,951 million
Non-traffic-driven revenue	51 million	55 million	400 million	218 million
GAAP revenue	$1,273 million	$1,469 million	$4,968 million	$5,169 million

* The Change in Revenue Presentation contributed $140 million and $386 million to mobile revenue, $162 million and $426 million to desktop revenue, and $302 million and $812 million to traffic-driven revenue in the fourth quarter and full year of 2016, respectively.

GAAP mobile revenue for the fourth quarter of 2015 and 2016 was $291 million and $459 million, respectively. GAAP mobile revenue for the full year of 2015 and 2016 was $1,048 million and $1,494 million, respectively.

Mobile revenue represented 24 percent and 23 percent of traffic-driven revenue in the fourth quarter and full year of 2015, respectively, and increased to 32 percent and 30 percent in the fourth quarter and full year of 2016. Excluding the impact of the Change in Revenue Presentation, mobile revenue would have been $318 million and $1,107 million, and represented 29 percent and 27 percent of traffic-driven revenue, in the fourth quarter and full year of 2016, respectively.

Gross mobile revenue for the fourth quarter of 2015 and 2016 was $449 million and $495 million, respectively. Gross mobile revenue for the full year of 2015 and 2016 was $1,679 million and $1,754 million, respectively. The Change in Revenue Presentation does not impact gross mobile revenue.

Search Revenue:

  GAAP search revenue was $767 million for the fourth quarter of 2016 compared to $528 million for the fourth quarter of 2015. Excluding the impact of the Change in Revenue Presentation, which contributed $302 million to search revenue in the fourth quarter of 2016, search revenue decreased by 12 percent compared to the fourth quarter of 2015. GAAP search revenue was $2,673 million for the full year of 2016 compared to $2,114 million for the full year of 2015. Excluding the impact of the Change in Revenue Presentation, which contributed $812 million to search revenue for the full year of 2016, search revenue decreased by 12 percent compared to the full year of 2015.
  Gross search revenue was $821 million for the fourth quarter of 2016, a decrease of 6 percent compared to the fourth quarter of 2015. Gross search revenue was $3,159 million for the full year of 2016, a decrease of 13 percent compared to the prior year. The Change in Revenue Presentation does not impact gross search revenue.
  Cost of revenue – TAC associated with search revenue was $433 million for the fourth quarter of 2016. Excluding the impact of the Change in Revenue Presentation, which contributed $302 million to cost of revenue – TAC in the fourth quarter of 2016, cost of revenue – TAC associated with search revenue decreased by 7 percent compared to the fourth quarter of 2015. Cost of revenue – TAC associated with search revenue was $1,353 million for the full year of 2016. Excluding the impact of the Change in Revenue Presentation, which contributed $812 million to cost of revenue – TAC in the full year of 2016, cost of revenue – TAC associated with search revenue increased by 16 percent compared to the full year of 2015.
  The number of Paid Clicks decreased 21 percent compared to the fourth quarter of 2015.
  Price-per-Click increased 18 percent compared to the fourth quarter of 2015.

Display Revenue:

  GAAP display revenue was $573 million for the fourth quarter of 2016, a 5 percent decrease compared to the fourth quarter of 2015. GAAP display revenue was $1,982 million for the full year of 2016, a 5 percent decrease compared to the prior year.
  Cost of revenue – TAC associated with display revenue was $76 million for the fourth quarter of 2016, a 41 percent decrease compared to the fourth quarter of 2015. Cost of revenue – TAC associated with display revenue was $296 million for the full year of 2016, a 28 percent decrease compared to the full year of 2015.
  The number of Ads Sold increased 4 percent compared to the fourth quarter of 2015.
  Price-per-Ad decreased 10 percent compared to the fourth quarter of 2015.

Cash, Cash Equivalents, and Marketable Securities:

Cash, cash equivalents, and marketable securities were $7,910 million as of December 31, 2016 compared to $6,833 million as of December 31, 2015, an increase of $1,077 million. The increase is primarily attributable to $1,249 million of cash from operating activities, which includes $157 million in cash dividends received from an equity investee during the second quarter of 2016 and a cash tax refund of $190 million received during the first quarter of 2016. The Company also received net cash proceeds of $246 million from the sale of land in Santa Clara during the second quarter of 2016 and incurred capital expenditures of $235 million in 2016.

“I am very pleased with how we executed against our 2016 plan, achieving GAAP revenue of nearly $5.2 billion, and revenue ex-TAC within our original guidance range at $3.5 billion. We achieved adjusted EBITDA of $873 million (and recorded a GAAP net loss of $214 million for the year), which is well above the high end of our original guidance range for adjusted EBITDA,” said Ken Goldman, CFO of Yahoo. “We’re especially proud of attaining GAAP operating cash flow of $1.25 billion. Through excellent cost and capital expenditure management, we increased our year-end cash and marketable securities in 2016 by $1.1 billion to $7.9 billion. Our ability to manage our short term cash expenses contributed to delivering a very strong second half of 2016, with GAAP net earnings of $325 million and adjusted EBITDA of $553 million, above the high end of our guidance range for those quarters.”

Change in Revenue Presentation

As previously announced, pursuant to the Eleventh Amendment to the Microsoft Search Agreement, the Company completed the transition of its exclusive sales responsibilities to Microsoft for Microsoft’s paid search services to premium advertisers in the United States, Canada, and Europe on April 1, 2016 and in its remaining markets (other than Taiwan and Hong Kong) on June 1, 2016. Following the transition in each respective market, Yahoo is considered the principal in the sale of traffic to Microsoft and other customers because Yahoo is the primary obligor in its arrangements with Microsoft and has discretion in how search queries from Affiliate sites will be fulfilled and monetized. As a result, beginning in the second quarter of 2016, amounts paid to Affiliates under the Microsoft Search Agreement in the transitioned markets are recorded as cost of revenue – TAC rather than as a reduction to GAAP revenue, resulting in GAAP revenue from the Microsoft Search Agreement being reported on a gross rather than net basis. Taiwan and Hong Kong are not being transitioned, and TAC in those markets continues to be reported as a reduction to revenue.

Supplemental Financial and Other Information

Supplemental financial and other information, including user engagement trends before and after the December 14, 2016 notification of our security incident, can be accessed through the Company’s Investor Relations website at investor.yahoo.net.

Non-GAAP Financial Measures

This press release includes adjusted GAAP revenue and cost of revenue – TAC amounts that exclude the effect of the Change in Revenue Presentation related to the Eleventh Amendment that took place in the second quarter of 2016. We believe providing this additional information to investors is useful because it provides investors with comparable revenue and cost of revenue – TAC measures for comparison to our historical reported financial information.

This press release and its attachments also include the following additional financial measures defined as non-GAAP financial measures by the Securities and Exchange Commission (“SEC”): gross mobile revenue; gross search revenue; revenue ex-TAC; adjusted EBITDA; non-GAAP income from operations; non-GAAP net earnings; non-GAAP net earnings per share – diluted; and free cash flow.

Gross mobile revenue is GAAP mobile revenue plus the related revenue share with third parties. Gross search revenue is GAAP search revenue plus the related revenue share with third parties. Revenue ex-TAC is GAAP revenue less cost of revenue – TAC. Adjusted EBITDA, non-GAAP income from operations, non-GAAP net earnings, and non-GAAP net earnings per share – diluted, exclude from the most comparable GAAP financial measures certain gains, losses, and expenses that we do not believe are indicative of ongoing results, and exclude stock-based compensation expense. Adjusted EBITDA also excludes taxes, depreciation, amortization of intangible assets, other (expense) income, net (which includes interest, among other items), earnings in equity interests, and net income attributable to noncontrolling interests. Free cash flow is GAAP net cash provided by operating activities (adjusted to include excess tax benefits from stock-based awards), less acquisition of property and equipment, net (i.e., acquisition of property and equipment less proceeds received from disposition of property and equipment) and dividends received from equity investees.

These measures may be different than non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles (“GAAP”). Explanations of the Company’s non-GAAP financial measures and reconciliations of these financial measures to the GAAP financial measures the Company considers most comparable are included in the accompanying “Note to Supplemental Financial Data and GAAP to Non-GAAP Reconciliations,” “Supplemental Financial Data and GAAP to Non-GAAP Reconciliations” and “GAAP to Non-GAAP Reconciliations.”

About Yahoo

Yahoo is a guide to digital information discovery, focused on informing, connecting, and entertaining users through its search, communications, and digital content products. By creating highly personalized experiences, Yahoo helps users discover the information that matters most to them around the world –– on mobile or desktop. Yahoo creates value for advertisers with a streamlined, simple advertising technology stack that leverages Yahoo’s data, content, and technology to connect advertisers with their target audiences. Yahoo is headquartered in Sunnyvale, California, and has offices located throughout the Americas, Asia Pacific (APAC), and the Europe, Middle East and Africa (EMEA) regions. For more information, visit the pressroom (pressroom.yahoo.net) or the Company's blog (yahoo.tumblr.com).

“Ads Sold” consist of display ad impressions for paying advertisers on Yahoo Properties and Affiliate sites.

“Affiliates” are third-party entities that have integrated Yahoo’s advertising offerings into their websites or other offerings (those websites and other offerings, “Affiliate sites”).

“Alibaba Group” means Alibaba Group Holding Limited. In September 2014, Alibaba Group completed its initial public offering of American Depositary Shares (“ADS”), in which Yahoo was a selling shareholder.

“Desktop computer” means a desktop or laptop computer, and “desktop revenue” is revenue generated from search and display ads served on Desktop computers and also includes leads, listings, and fees revenue and ecommerce revenue allocated to user activity on Desktop computers.

“Gross mobile revenue,” a non-GAAP measure, is GAAP mobile revenue plus the related revenue share with third parties.

“Gross search revenue,” a non-GAAP measure, is GAAP search revenue plus the related revenue share with third parties.

“Mavens revenue” is revenue generated from, without duplication: (i) mobile (as defined below), (ii) video ads and video ad packages, (iii) native ads, and (iv) Tumblr and Polyvore ads and fees.

“Microsoft Search Agreement” refers to the Search and Advertising Services and Sales Agreement between Yahoo and Microsoft Corporation, as amended.

“Mobile revenue” is revenue generated in connection with user activity on mobile devices, including smartphones and tablets, regardless of whether the device is accessing a mobile-optimized service. Mobile revenue is generated primarily from search and display ads. Mobile revenue also includes leads, listings, and fees revenue and ecommerce revenue allocated to user activity on mobile devices.

“Native revenue” is revenue generated from native ads (search and display) on Yahoo Properties as well as third-party partner publisher sites and mobile apps. Native ads are visually rich, are positioned as a seamless part of the users' experience, and come in a variety of formats, like text, image, and video. Yahoo offers native ads through Yahoo Gemini and BrightRoll.

“Net earnings” means net income (loss) attributable to Yahoo! Inc., and “net earnings per diluted share” means net income (loss) attributable to Yahoo! Inc. common stockholders per share – diluted.

“Non-Mavens revenue” is revenue generated from search ads and traditional (i.e., non-native, non-video, non-Tumblr, non-Polyvore) display ads served on Desktop computers and also includes leads, listings, and fees revenue and ecommerce revenue allocated to user activity on Desktop computers.

“Non-traffic-driven revenue” is revenue not arising from user activity on Yahoo Properties or Affiliate sites, and includes royalty revenue, license fee revenue, amortization under the technology and intellectual property license agreement with Alibaba Group through the third quarter of 2015, and all other revenue that is not traffic-driven.

“Paid Clicks” are clicks by end-users on sponsored search listings (excluding native ads) on Yahoo Properties and Affiliate sites.

“Price-per-Ad” is defined as display revenue divided by our total number of Ads Sold.

“Price-per-Click” is defined as Search click-driven revenue divided by our total number of Paid Clicks.

“Search click-driven revenue” is gross search revenue excluding search revenue from Yahoo Japan.

“TAC” refers to traffic acquisition costs. TAC consists of payments to Affiliates and payments made to companies that direct consumer and business traffic to Yahoo Properties.

“Yahoo,” “Company,” and “we” refer to Yahoo! Inc. and its consolidated subsidiaries.

“Yahoo Properties” refers to the online properties and services that Yahoo provides to users.

We periodically review, refine, and update our methodologies for monitoring, gathering, and counting number of Ads Sold and Paid Clicks, and for calculating Search click-driven revenue, Price-per-Ad, and Price-per-Click. Methodology changes are applied consistently to all periods presented. No changes were made in the currently reported period.

Additional information about how “Ads Sold,” “Paid Clicks,” “Price-per-Ad,” “Price-per-Click,” and “Search click-driven revenue” are defined and calculated is included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, which is on file with the SEC and available on the SEC's website at www.sec.gov.

This press release (including, without limitation, the quotations from management) contains forward-looking statements concerning Yahoo's expected financial performance and Yahoo's strategic and operational plans and their projected impact, as well as, Yahoo's announced transaction with Verizon Communications Inc. (“Verizon”) and security incidents. Risks and uncertainties may cause actual results to differ materially from the results predicted, and reported results should not be considered as an indication of future performance. With respect to the proposed sale of Yahoo’s operating business to Verizon (the “Sale Transaction”), risks and uncertainties include, among others, (i) the inability to consummate the transaction in a timely manner or at all, due to the inability to obtain or delays in obtaining approval of Yahoo’s stockholders, the necessary regulatory approvals, or satisfaction of other conditions to the closing of the Sale Transaction; (ii) the existence or occurrence of any event, change or other circumstance that could give rise to the termination of the Stock Purchase Agreement, which, in addition to other adverse consequences, could result in the Company incurring substantial fees, including, in certain circumstances, the payment of a termination fee to Verizon under the Stock Purchase Agreement; (iii) risks that Verizon may assert, or threaten to assert, rights or claims with respect to the Stock Purchase Agreement as a result of facts relating to the security incidents disclosed on September 22, 2016 and December 14, 2016 and may seek to terminate the Stock Purchase Agreement or renegotiate the terms of the Sale Transaction on that basis; (iv) potential adverse effects on Yahoo’s relationships with its existing and potential advertisers, suppliers, customers, vendors, distributors, landlords, licensors, licensees, joint venture partners and other business partners; (v) the implementation of the Sale Transaction will require significant time, attention and resources of Yahoo’s senior management and others within Yahoo, potentially diverting their attention from the conduct of Yahoo’s business; (vi) costs, fees, expenses and charges related to or triggered by the Sale Transaction; (vii) the net proceeds that the Company will receive from Verizon is subject to uncertainties as a result of the purchase price adjustments in the Stock Purchase Agreement; (viii) restrictions on the conduct of Yahoo’s business, including the ability to make certain acquisitions and divestitures, enter into certain contracts, and incur certain indebtedness and expenditures until the earlier of the completion of the Sale Transaction or the termination of the Stock Purchase Agreement; (ix) potential adverse effects on Yahoo’s business, properties or operations caused by Yahoo implementing the Sale Transaction or foregoing opportunities that Yahoo might otherwise pursue absent the pending Sale Transaction; (x) the initiation or outcome of any legal proceedings or regulatory proceedings that may be instituted against Yahoo and its directors and/or officers relating to the Sale Transaction; and (xi) following the closing of the Sale Transaction, Yahoo will be required to register and be regulated as an investment company under the Investment Company Act of 1940, which will result in, among other things, Yahoo having to comply with the regulations thereunder, certain stockholders potentially being prohibited from holding or acquiring shares of the Company, and the Company likely being removed from the Standard and Poor’s 500 Index and other indices which could have an adverse impact on the Company’s share price following the Sale Transaction. With respect to security incidents such as the security incidents announced by Yahoo on September 22, 2016 and December 14, 2016, risks include the unauthorized access to or theft of user data, regulatory actions, litigation, investigations, remediation costs, costs of increased security measures, damage to our reputation and brand, loss of user and partner confidence in the security of our products and services, and resulting fees, costs and expenses. Additional potential risks and uncertainties include, among others, risks related to Yahoo’s ability to continue to attract and maintain mobile users and grow its mobile revenue; risks related to Yahoo’s ability to continue to grow Mavens revenue; risks related to Yahoo’s ability to grow users, user engagement and pageviews; risks related to growing advertiser engagement; risk of potential reduction in spending by, or loss of, advertising customers; risks associated with the Microsoft Search Agreement and the Services Agreement with Google Inc.; risks related to Yahoo’s ability to provide innovative search experiences and other products and services that differentiate its services and generate significant traffic; risks associated with Yahoo’s ability to manage its operating expenses effectively and improve profitability; risks related to acceptance by users of new products and services; risks related to Yahoo’s ability to compete with new or existing competitors; dependence on third parties for technology, services, content, and distribution; risks related to acquiring or developing compelling content; interruptions or delays in the provision of Yahoo’s services; adverse results in litigation; risks related to Yahoo’s ability to recruit and retain key personnel; risks related to possible impairment of goodwill or other assets; risks related to Yahoo’s ability to protect its intellectual property and the value of its brands; risks related to fluctuations in foreign currency exchange rates; risks related to joint ventures and the integration of acquisitions; risks related to Yahoo’s regulatory environment; risks related to Yahoo's international operations; risks related to the calculation of our key operational metrics; and general economic conditions. All information set forth in this press release and its attachments is as of January 23, 2017. Yahoo does not intend, and undertakes no duty, to update this information to reflect subsequent events or circumstances. More information about potential factors that could affect the Company's business and financial results is included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, for the year ended December 31, 2015, as amended, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which are on file with the SEC and available on the SEC's website at www.sec.gov. Additional information will also be set forth in those sections in Yahoo’s Annual Report on Form 10-K for the year ended December 31, 2016, which will be filed with the SEC in the first quarter of 2017.

Important Additional Information and Where to Find It.

On September 9, 2016, Yahoo filed with the SEC a preliminary proxy statement regarding the proposed sale of Yahoo’s operating business to Verizon. Yahoo will file with the SEC a definitive version of the proxy statement, which will be sent or provided to Yahoo stockholders when available. The information contained in the preliminary proxy statement is not complete and may be changed. BEFORE MAKING ANY VOTING DECISION, YAHOO’S STOCKHOLDERS ARE STRONGLY ADVISED TO READ YAHOO’S PRELIMINARY PROXY STATEMENT IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND, WHEN IT BECOMES AVAILABLE, YAHOO’S DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of Yahoo’s preliminary proxy statement and any amendments or supplements to the preliminary proxy statement, Yahoo’s definitive proxy statement (when available) and any amendments or supplements to the definitive proxy statement (when available), and other documents filed by Yahoo with the SEC (when available) in connection with the proposed transaction for no charge at the SEC’s website at www.sec.gov, on the Investor Relations page of Yahoo’s website investor.yahoo.net or by writing to Investor Relations, Yahoo! Inc., 701 First Avenue, Sunnyvale, CA 94089.

Yahoo and its directors and executive officers, as well as Verizon and its directors and executive officers, may be deemed participants in the solicitation of proxies from Yahoo’s investors and stockholders in connection with the proposed transaction. Information concerning the ownership of Yahoo securities by Yahoo’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information is also available in Yahoo’s annual report on Form 10-K for the year ended December 31, 2015, as amended, and Yahoo’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on May 23, 2016. Information about Verizon’s directors and executive officers is set forth in Verizon’s annual report on Form 10-K for the year ended December 31, 2015 and Verizon’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 21, 2016. Information regarding Yahoo’s directors, executive officers, and other persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed transaction, including their respective interests by security holdings or otherwise, also is set forth in the preliminary proxy statement described above and will be set forth in the definitive proxy statement relating to the proposed transaction when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Yahoo!, the Yahoo family of marks, BrightRoll, Flurry, Polyvore, and the associated logos are trademarks and/or registered trademarks of Yahoo! Inc. Tumblr is a registered trademark of Tumblr, Inc. Other names are trademarks and/or registered trademarks of their respective owners.

Yahoo! Inc.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2015	2016

ASSETS
Current assets:
Cash and cash equivalents	$1,631,911	$1,119,469
Short-term marketable securities	4,225,112	5,700,925
Accounts receivable, net	1,047,504	1,084,267
Prepaid expenses and other current assets	602,792	221,499
Total current assets	7,507,319	8,126,160

Long-term marketable securities	975,961	1,089,707
Property and equipment, net	1,547,323	1,209,937
Goodwill	808,114	415,809
Intangible assets, net	347,269	161,644
Other long-term assets and investments	342,390	206,059
Investments in Alibaba Group	31,172,361	33,680,879
Investments in equity interests	2,503,229	3,192,884

Total assets	$45,203,966	$48,083,079

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$208,691	$171,520
Other accrued expenses and current liabilities	934,658	1,006,676
Deferred revenue	134,031	109,228
Total current liabilities	1,277,380	1,287,424

Convertible notes	1,233,485	1,299,945
Long-term deferred revenue	27,801	39,583
Other long-term liabilities	118,689	95,597
Deferred tax liabilities related to investment in Alibaba Group	12,611,867	13,633,988
Deferred and other long-term tax liabilities	855,324	642,466
Total liabilities	16,124,546	16,999,003

Total Yahoo! Inc. stockholders' equity	29,043,537	31,049,283
Noncontrolling interests	35,883	34,793
Total equity	29,079,420	31,084,076

Total liabilities and equity	$45,203,966	$48,083,079

Yahoo! Inc.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016

Revenue (1)	$1,273,393	$1,469,140	$4,968,301	$5,169,135

Operating expenses:
Cost of revenue - traffic acquisition costs (1)	270,916	509,000	877,514	1,650,786
Cost of revenue - other	316,193	261,617	1,200,234	1,068,108
Sales and marketing	256,728	206,810	1,080,718	881,521
Product development	272,463	253,754	1,177,923	1,055,462
General and administrative	181,733	160,189	687,804	650,708
Amortization of intangibles	19,365	11,566	79,042	58,302
Asset impairment charge	2,682	-	44,381	-
Goodwill impairment charge	4,460,837	-	4,460,837	394,901
Intangible assets impairment charge	15,423	-	15,423	87,335
Gain on sale of patents and land	-	-	(11,100)	(121,559)
Restructuring charges, net	7,087	2,053	104,019	88,629
Total operating expenses	5,803,427	1,404,989	9,716,795	5,814,193

(Loss) income from operations	(4,530,034)	64,151	(4,748,494)	(645,058)

Other expense, net	(9,023)	(15,440)	(75,782)	(53,916)

(Loss) income before income taxes and earnings in equity interests	(4,539,057)	48,711	(4,824,276)	(698,974)

Benefit for income taxes	13,985	1,492	89,598	126,228
Earnings in equity interests, net of tax	92,845	113,704	383,571	363,283

Net (loss) income	(4,432,227)	163,907	(4,351,107)	(209,463)

Less: Net income attributable to noncontrolling interests	(2,760)	(1,909)	(7,975)	(4,858)

Net (loss) income attributable to Yahoo! Inc.	$(4,434,987)	$161,998	$(4,359,082)	$(214,321)

Net (loss) income attributable to Yahoo! Inc. common stockholders per share - diluted	$(4.70)	$0.17	$(4.64)	$(0.23)

Shares used in per share calculation - diluted	943,425	958,624	939,141	949,843

Stock-based compensation expense by function:
Cost of revenue - other	$9,053	$8,866	$32,010	$34,742
Sales and marketing	30,002	34,042	141,418	142,301
Product development	45,010	52,269	190,454	213,451
General and administrative	21,836	27,462	93,271	101,408
Restructuring charges, net	-	-	2,705	7,374

Supplemental Financial Data:
Revenue ex-TAC	$1,002,477	$960,140	$4,090,787	$3,518,349
Adjusted EBITDA	$214,687	$324,078	$951,740	$872,672
Free cash flow(2)(3)	$31,502	$230,620	$(3,010,172)	$1,120,580

(1)	Commencing in the second quarter of 2016, TAC payments related to the Microsoft Search Agreement, which previously would have been recorded as a reduction to revenue, began to be recorded as a cost of revenue due to a required change in revenue presentation. See “Change in Revenue Presentation” in the accompanying press release.
(2)	During the year ended December 31, 2015, the Company satisfied the $3.3 billion income tax liability related to the sale of Alibaba Group ADSs in September 2014.
(3)	During the year ended December 31, 2016, the Company received net cash proceeds from a sale of land of $246 million and received a cash tax refund of $190 million associated with the Company’s claim to carry back its 2015 losses and tax attributes to earlier taxable years.

Yahoo! Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,432,227)	$163,907	$(4,351,107)	$(209,463)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	117,354	99,017	472,894	407,341
Amortization of intangible assets	34,629	20,178	136,719	100,214
Accretion of convertible notes discount	16,077	16,944	63,061	66,461
Stock-based compensation expense	105,901	122,639	459,858	499,276
Non-cash asset impairment charge	2,682	-	44,381	-
Non-cash goodwill impairment charge	4,460,837	-	4,460,837	394,901
Non-cash intangible assets impairment charge	15,423	-	15,423	87,335
Non-cash restructuring charges (reversals)	3,181	-	3,150	1,227
Non-cash accretion on marketable debt securities	8,890	2,220	47,218	25,280
Foreign exchange (gain) loss	(5,961)	18,618	4,376	(27,428)
Loss (gain) on sale of assets and other	180	(597)	(2,878)	(3,316)
Gain on sale of patents and land	-	-	(11,100)	(121,559)
(Gain) loss on Hortonworks warrants	(42)	116	19,199	50,046
Earnings in equity interests	(92,845)	(113,704)	(383,571)	(363,283)
Tax benefits (detriments) from stock-based awards	18,739	14,854	41,729	6,256
Excess tax benefits from stock-based awards	(24,923)	(16,264)	(58,282)	(18,007)
Deferred income taxes	10,264	(48,753)	(42,341)	(224,737)
Dividends received from equity investee	-	-	142,045	156,968
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(73,368)	(149,290)	(39,065)	(43,029)
Prepaid expenses and other	85,954	30,248	21,842	376,351
Accounts payable	(30,323)	5,533	(59,965)	(4,550)
Accrued expenses and other liabilities	(84,793)	92,703	109,776	105,677
Income taxes payable related to sale of Alibaba Group ADSs	-	-	(3,282,293)	-
Deferred revenue	(3,339)	(3,110)	(195,328)	(13,098)
Net cash provided by (used in) operating activities	132,290	255,259	(2,383,422)	1,248,863

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(125,818)	(41,601)	(554,163)	(239,109)
Proceeds from sales of property and equipment	107	698	11,176	249,787
Purchases of marketable securities	(1,733,658)	(2,137,201)	(5,206,245)	(7,817,485)
Proceeds from sales of marketable securities	256,676	105,861	822,997	387,254
Proceeds from maturities of marketable securities	1,802,208	1,592,978	6,691,645	5,816,713
Acquisitions, net of cash acquired	(1,063)	-	(175,693)	-
Proceeds from sales of patents	-	-	29,100	1,500
Purchases of intangible assets	(78)	(44)	(4,811)	(2,045)
Proceeds from the settlement of derivative hedge contracts	26,497	-	147,179	39,007
Payments for settlement of derivative hedge contracts	(2,223)	(2,705)	(8,817)	(9,717)
Payments for equity investments in privately held companies	-	-	-	(9)
Other investing activities, net	(53)	(34)	(256)	(161)
Net cash provided by (used in) investing activities	222,595	(482,048)	1,752,112	(1,574,265)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	6,833	2,005	59,130	17,517
Repurchases of common stock	-	-	(203,771)	-
Excess tax benefits from stock-based awards	24,923	16,264	58,282	18,007
Tax withholdings related to net share settlements of restricted stock awards and restricted stock units	(41,670)	(51,611)	(257,731)	(209,053)
Distributions to noncontrolling interests	-	-	(15,847)	(5,948)
Other financing activities, net	(3,767)	(3,791)	(17,321)	(14,205)
Net cash used in financing activities	(13,681)	(37,133)	(377,258)	(193,682)

Effect of exchange rate changes on cash and cash equivalents	9,547	(27,917)	(23,619)	6,642

Net change in cash and cash equivalents	350,751	(291,839)	(1,032,187)	(512,442)
Cash and cash equivalents, beginning of period	1,281,160	1,411,308	2,664,098	1,631,911

Cash and cash equivalents, end of period	$1,631,911	$1,119,469	$1,631,911	$1,119,469

Yahoo! Inc.
Note to Supplemental Financial Data and GAAP to Non-GAAP Reconciliations

This press release includes adjusted revenue and cost of revenue - TAC amounts that exclude the effect of the Change in Revenue Presentation that occurred during the second quarter of 2016. We believe providing this additional information to investors is useful because it provides investors with comparable revenue and cost of revenue - TAC measures for comparison to our historical reported financial information. See “Change in Revenue Presentation” in the accompanying press release.

This press release and its attachments also include the non-GAAP financial measures of revenue excluding traffic acquisition costs (“revenue ex-TAC”); gross mobile revenue; gross search revenue; adjusted EBITDA; non-GAAP income from operations; non-GAAP net earnings; non-GAAP net earnings per diluted share; and free cash flow, which are reconciled to revenue (in the case of revenue ex-TAC, gross mobile revenue, and gross search revenue); net loss attributable to Yahoo! Inc. (in the case of adjusted EBITDA and non-GAAP net earnings); loss from operations; net loss attributable to Yahoo! Inc. common stockholders per share – diluted; and net cash provided by (used in) operating activities, which we believe are the most comparable GAAP measures. Yahoo! Inc. (together with its consolidated subsidiaries, “Yahoo,” the “Company,” or “we”) uses these non-GAAP financial measures for internal managerial purposes and to facilitate period-to-period comparisons. We describe limitations specific to each non-GAAP financial measure below. Management generally compensates for limitations in the use of non-GAAP financial measures by relying on comparable GAAP financial measures and providing investors with a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure or measures. Further, management uses non-GAAP financial measures only in addition to and in conjunction with results presented in accordance with GAAP. We believe that these non-GAAP financial measures reflect additional ways of viewing aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business. These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, revenue, net loss attributable to Yahoo! Inc., loss from operations, net loss attributable to Yahoo! Inc. common stockholders per share – diluted, and net cash provided by (used in) operating activities calculated in accordance with GAAP.

Revenue ex-TAC is a non-GAAP financial measure defined as GAAP revenue less TAC that has been recorded as a cost of revenue. TAC consists of payments made to Affiliates, and payments made to companies that direct consumer and business traffic to Yahoo Properties. TAC is recorded either as a reduction of revenue or as cost of revenue. We present revenue ex-TAC to provide investors a metric used by the Company for evaluation and decision-making purposes and to provide investors with comparable revenue numbers when comparing to our historical reported financial information. A limitation of revenue ex-TAC is that it is a measure we defined for internal and investor purposes that may be unique to the Company, and therefore it may not enhance the comparability of our results to those of other companies in our industry who have similar business arrangements but address the impact of TAC differently. Management compensates for these limitations by also relying on the comparable GAAP financial measures of revenue and cost of revenue – TAC.

Each of gross mobile revenue and gross search revenue is a non-GAAP financial measure. Gross mobile revenue is defined as GAAP mobile revenue plus the related revenue share with third parties. Gross search revenue is defined as GAAP search revenue plus the related revenue share with third parties. We present these amounts to provide investors with additional metrics used by the Company for evaluation and decision-making purposes and as an indicator of the size of our presence in the relevant business. To this end, gross mobile revenue and gross search revenue report the total receipts generated on Yahoo Properties and Affiliate sites by the specified relevant Yahoo business (i.e., mobile or search), before any TAC or other revenue share is paid to the Affiliates and before any revenue share is allocated to Microsoft or other parties. A limitation of these non-GAAP measures is that they include revenue that is recognized by one or more third parties and not by Yahoo; furthermore, they are measures we defined for internal and investor purposes that may be unique to us, and therefore may not enhance the comparability of our results to those of other companies in our industry who have similar business arrangements but address the impact of TAC and revenue sharing differently. Management compensates for these limitations by also relying on the comparable financial measure GAAP revenue.

Adjusted EBITDA is defined as net income (loss) attributable to Yahoo! Inc. before taxes, depreciation, amortization of intangible assets, stock-based compensation expense, other (expense) income, net (which includes interest, among other items), earnings in equity interests, net income attributable to noncontrolling interests and other gains, losses, and expenses that we do not believe are indicative of our ongoing results. We present adjusted EBITDA because the exclusion of certain gains, losses, and expenses facilitates comparisons of the operating performance of the Company on a period to period basis. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for results reported under GAAP. These limitations include: adjusted EBITDA does not reflect tax payments and such payments reflect a reduction in cash available to us; adjusted EBITDA does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses; adjusted EBITDA does not include stock-based compensation expense related to the Company’s workforce; adjusted EBITDA also excludes other (expense) income, net (which includes interest, among other items), earnings in equity interests, net income attributable to noncontrolling interests and other gains, losses, and expenses that we do not believe are indicative of our ongoing results, and these items may represent a reduction or increase in cash available to us; and adjusted EBITDA is a measure that may be unique to the Company, and therefore it may not enhance the comparability of our results to other companies in our industry. Management compensates for these limitations by also relying on the comparable GAAP financial measure of net income (loss) attributable to Yahoo! Inc., which includes taxes, depreciation, amortization, stock-based compensation expense, other (expense) income, net (which includes interest, among other items), earnings in equity interests, net income attributable to noncontrolling interests and the other gains, losses and expenses that are excluded from adjusted EBITDA.

Non-GAAP income from operations is defined as income (loss) from operations excluding certain gains, losses, and expenses that we do not believe are indicative of our ongoing operating results and further adjusted to exclude stock-based compensation expense. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation expense enhances the ability of management and investors to understand the impact of stock-based compensation expense on income (loss) from operations. We consider non-GAAP income from operations to be a profitability measure which facilitates the forecasting of our operating results for future periods and allows for the comparison of our results to historical periods. A limitation of non-GAAP income from operations is that it does not include all items that impact our income from operations for the period. Management compensates for this limitation by also relying on the comparable GAAP financial measure of income (loss) from operations which includes the gains, losses, and expenses that are excluded from non-GAAP income from operations.

Non-GAAP net earnings is defined as net income (loss) attributable to Yahoo! Inc. (which we sometimes refer to as net earnings) excluding certain gains, losses, expenses, and their related tax effects that we do not believe are indicative of our ongoing results and further adjusted to exclude stock-based compensation expense and its related tax effects. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation expense enhances the ability of management and investors to understand the impact of stock-based compensation expense on net income and net income per share. We consider non-GAAP net earnings and non-GAAP net earnings per diluted share to be profitability measures which facilitate the forecasting of our results for future periods and allow for the comparison of our results to historical periods. A limitation of non-GAAP net earnings and non-GAAP net earnings per diluted share is that they do not include all items that impact our net income and net income per diluted share for the period. Management compensates for this limitation by also relying on the comparable GAAP financial measures of net income (loss) attributable to Yahoo! Inc. and net income (loss) attributable to Yahoo! Inc. common stockholders per share - diluted, both of which include the gains, losses, expenses and related tax effects that are excluded from non-GAAP net earnings and non-GAAP net earnings per diluted share.

Free cash flow is a non-GAAP financial measure defined as net cash provided by (used in) operating activities (adjusted to include excess tax benefits from stock-based awards), less acquisition of property and equipment, net (i.e., acquisition of property and equipment less proceeds received from disposition of property and equipment) and dividends received from equity investees. We consider free cash flow to be a liquidity measure which provides useful information to management and investors about the amount of cash generated by business operations, after deducting our net payments for acquisitions and dispositions of property and equipment, which cash can then be used for strategic opportunities or other business purposes including, among others, investing in the Company's business, making strategic acquisitions, strengthening the balance sheet, and repurchasing stock. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Management compensates for this limitation by also relying on the net change in cash and cash equivalents as presented in the Company’s unaudited condensed consolidated statements of cash flows prepared in accordance with GAAP which incorporates all cash movements during the period.

Yahoo! Inc.
Supplemental Financial Data and GAAP to Non-GAAP Reconciliations
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
Revenue for groups of similar services:
Search (1)(4)	$527,700	$766,593	$2,113,848	$2,673,100
Display (4)	604,132	572,716	2,085,754	1,981,535
Other (4)	141,561	129,831	768,699	514,500
Total revenue	$1,273,393	$1,469,140	$4,968,301	$5,169,135

Revenue excluding traffic acquisition costs recorded as cost of revenue ("revenue ex-TAC") for groups of similar services:

GAAP search revenue (1)	$527,700	$766,593	$2,113,848	$2,673,100
TAC associated with search revenue (1)	(140,596)	(432,761)	(465,485)	(1,352,923)
Search revenue ex-TAC	$387,104	$333,832	$1,648,363	$1,320,177

GAAP display revenue	$604,132	$572,716	$2,085,754	$1,981,535
TAC associated with display revenue	(129,756)	(75,975)	(409,590)	(296,201)
Display revenue ex-TAC	$474,376	$496,741	$1,676,164	$1,685,334

GAAP other revenue	$141,561	$129,831	$768,699	$514,500
TAC associated with GAAP other revenue	(564)	(264)	(2,439)	(1,662)
Other revenue ex-TAC	$140,997	$129,567	$766,260	$512,838

Revenue ex-TAC:
GAAP revenue (1)	$1,273,393	$1,469,140	$4,968,301	$5,169,135
TAC (1)	(270,916)	(509,000)	(877,514)	(1,650,786)
Revenue ex-TAC	$1,002,477	$960,140	$4,090,787	$3,518,349

Revenue ex-TAC by segment:
Americas:
GAAP revenue (1)	$1,012,465	$1,197,813	$3,976,770	4,172,836
TAC (1)	(239,393)	(450,318)	(788,725)	(1,463,221)
Revenue ex-TAC	$773,072	$747,495	$3,188,045	$2,709,615

EMEA:
GAAP revenue (1)	$97,116	$119,057	$343,646	$397,768
TAC (1)	(19,885)	(47,760)	(57,284)	(144,547)
Revenue ex-TAC	$77,231	$71,297	$286,362	$253,221

Asia Pacific:
GAAP revenue (1)	$163,812	$152,270	$647,885	$598,531
TAC (1)	(11,638)	(10,922)	(31,505)	(43,018)
Revenue ex-TAC	$152,174	$141,348	$616,380	$555,513

Total revenue ex-TAC	$1,002,477	$960,140	$4,090,787	$3,518,349

Direct costs by segment (5):
Americas	$70,796	$61,667	$284,875	$263,010
EMEA	31,842	4,507	95,789	51,597
Asia Pacific	46,290	47,796	196,056	185,195
Global operating costs (6)	639,670	538,132	2,582,235	2,214,842
Gain on sale of patents and land	-	-	(11,100)	(121,559)
Asset impairment charge	2,682	-	44,381	-
Goodwill impairment charge	4,460,837	-	4,460,837	394,901
Intangible assets impairment charge	15,423	-	15,423	87,335
Restructuring charges, net	7,087	2,053	104,019	88,629
Depreciation and amortization	151,983	119,195	609,613	507,555
Stock-based compensation expense	105,901	122,639	457,153	491,902
(Loss) income from operations	$(4,530,034)	$64,151	$(4,748,494)	$(645,058)

(1)	Commencing in the second quarter of 2016, TAC payments related to the Microsoft Search Agreement, which previously would have been recorded as a reduction to revenue, began to be recorded as cost of revenue - TAC due to a required change in revenue presentation. See “Change in Revenue Presentation” in the accompanying press release.
(4)	In the first quarter of 2016, we reclassified certain amounts from other revenue to either display or search revenue. Prior period amounts have been revised to conform to the current presentation.
(5)	Direct costs for each segment include certain cost of revenue - other and costs associated with the local sales teams. Prior to the second quarter of 2016, certain account management costs associated with Yahoo Properties were managed locally and included as direct costs for each segment. Prior period amounts have been revised to conform to the current presentation.
(6)	Global operating costs include product development, marketing, real estate workplace, general and administrative, account management costs and other corporate expenses that are managed on a global basis and that are not directly attributable to any particular segment. Beginning in the second quarter of 2016, certain account management costs associated with Yahoo Properties are managed globally and included as global costs. Prior period amounts have been revised to conform to the current presentation.

Yahoo! Inc.
Supplemental Financial Data and GAAP to Non-GAAP Reconciliations (continued)
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2016	2015	2016
Reconciliation of net (loss) income attributable to Yahoo! Inc. to adjusted EBITDA:
Net (loss) income attributable to Yahoo! Inc.	$(4,434,987)	$161,998	$(4,359,082)	$(214,321)
Advisory fees	808	5,634	8,808	57,061
Security incidents costs	-	10,406	-	10,406
Gain on sale of land	-	-	-	(120,059)
Depreciation and amortization	151,983	119,195	609,613	507,555
Stock-based compensation expense	105,901	122,639	457,153	491,902
Asset impairment charge	2,682	-	44,381	-
Goodwill impairment charge	4,460,837	-	4,460,837	394,901
Intangible assets impairment charge	15,423	-	15,423	87,335
Restructuring charges, net	7,087	2,053	104,019	88,629
Other expense, net	9,023	15,440	75,782	53,916
Benefit for income taxes	(13,985)	(1,492)	(89,598)	(126,228)
Earnings in equity interests	(92,845)	(113,704)	(383,571)	(363,283)
Net income attributable to noncontrolling interests	2,760	1,909	7,975	4,858
Adjusted EBITDA	$214,687	$324,078	$951,740	$872,672

Reconciliation of net cash provided by (used in) operating activities to free cash flow:
Net cash provided by (used in) operating activities	$132,290	$255,259	$(2,383,422)	$1,248,863
Acquisition of property and equipment, net	(125,711)	(40,903)	(542,987)	10,678
Dividends received from equity investee	-	-	(142,045)	(156,968)
Excess tax benefits from stock-based awards	24,923	16,264	58,282	18,007
Free cash flow(2)(3)	$31,502	$230,620	$(3,010,172)	$1,120,580

Reconciliation of GAAP mobile revenue to gross mobile revenue:
GAAP mobile revenue (1)	$290,686	$458,752	$1,047,539	$1,493,524
Revenue share with third parties (1)	158,338	36,080	631,743	260,712
Gross mobile revenue	$449,024	$494,832	$1,679,282	$1,754,236

Reconciliation of GAAP search revenue to gross search revenue:
GAAP search revenue (1)	$527,700	$766,593	$2,113,848	$2,673,100
Revenue share with third parties (1)	344,345	54,475	1,527,623	486,163
Gross search revenue	$872,045	$821,068	$3,641,471	$3,159,263

			Six Months Ended
			December 31,
			2015	2016
Reconciliation of net (loss) income attributable to Yahoo! Inc. to adjusted EBITDA:
Net (loss) income attributable to Yahoo! Inc.			(4,358,726)	324,824
Advisory fees			808	32,784
Security incidents costs			-	10,406
Depreciation and amortization			304,395	234,663
Stock-based compensation expense			216,327	251,531
Asset impairment charge			44,381	-
Goodwill impairment charge			4,460,837	-
Intangible assets impairment charge			15,423	-
Restructuring charges, net			33,099	12,015
Other expense, net			32,978	21,562
Benefit for income taxes			(107,193)	(107,005)
Earnings in equity interests			(188,040)	(229,932)
Net income attributable to noncontrolling interests			4,635	2,383
Adjusted EBITDA			$458,924	$553,231

(1)	Commencing in the second quarter of 2016, TAC payments related to the Microsoft Search Agreement, which previously would have been recorded as a reduction to revenue, began to be recorded as cost of revenue - TAC due to a required change in revenue presentation. See “Change in Revenue Presentation” in the accompanying press release.
(2)	During the year ended December 31, 2015, the Company satisfied the $3.3 billion income tax liability related to the sale of Alibaba Group ADSs in September 2014.
(3)	During the year ended December 31, 2016, the Company received net cash proceeds from a sale of land of $246 million and received a cash tax refund of $190 million associated with the Company’s claim to carry back its 2015 losses and tax attributes to earlier taxable years.

Yahoo! Inc.
GAAP to Non-GAAP Reconciliations
(in thousands, except per share amounts)

		Three Months Ended
		December 31,
		2015	2016

GAAP (loss) income from operations		$(4,530,034)	$64,151

(a)	Restructuring charges, net	7,087	2,053

(b)	Stock-based compensation expense	105,901	122,639

(c)	Advisory fees	808	5,634

(d)	Security incidents costs	-	10,406

(e)	Asset impairment charge	2,682	-

(f)	Goodwill impairment charge	4,460,837	-

(g)	Intangible impairment charge	15,423	-

Non-GAAP income from operations		$62,704	$204,883

GAAP net (loss) income attributable to Yahoo! Inc.		$(4,434,987)	$161,998

(a)	Restructuring charges, net	7,087	2,053

(b)	Stock-based compensation expense	105,901	122,639

(c)	Advisory fees	808	5,634

(d)	Security incidents costs	-	10,406

(e)	(Gain) loss on Hortonworks warrants	(42)	116

(f)	Asset impairment charge	2,682	-

(g)	Goodwill impairment charge	4,460,837	-

(h)	Intangible impairment charge	15,423	-

(i)	To adjust the provision for income taxes to reflect an effective tax rate of 35% for both the three months ended December 31, 2015 and 2016	(32,759)	(67,838)

Non-GAAP net earnings		$124,950	$235,008

GAAP net (loss) income attributable to Yahoo! Inc. common stockholders per share - diluted		$(4.70)	$0.17

Non-GAAP net earnings per share - diluted		$0.13	$0.25

Shares used in non-GAAP per share calculation - diluted		949,758	958,624

		Year Ended
		December 31,
		2015	2016

GAAP loss from operations		$(4,748,494)	$(645,058)

(a)	Restructuring charges, net	104,019	88,629

(b)	Stock-based compensation	457,153	491,902

(c)	Advisory fees	8,808	57,061

(d)	Security incidents costs	-	10,406

(e)	Gain on sale of land	-	(120,059)

(f)	Goodwill impairment charge	4,460,837	394,901

(g)	Intangible assets impairment charge	15,423	87,335

(h)	Asset impairment charge	44,381	-

Non-GAAP income from operations		$342,127	$365,117

GAAP net loss attributable to Yahoo! Inc.		$(4,359,082)	$(214,321)

(a)	Restructuring charges, net	104,019	88,629

(b)	Stock-based compensation	457,153	491,902

(c)	Advisory fees	8,808	57,061

(d)	Security incidents costs	-	10,406

(e)	Gain on sale of land	-	(120,059)

(f)	Goodwill impairment charge	4,460,837	394,901

(g)	Intangible assets impairment charge	15,423	87,335

(h)	Loss on Hortonworks warrants	19,199	50,046

(i)	Asset impairment charge	44,381	-

(j)	To adjust the provision for income taxes to reflect an effective tax rate of 35% for both the years ended December 31, 2015 and 2016	(189,538)	(252,664)

Non-GAAP net earnings		$561,200	$593,236

GAAP net loss attributable to Yahoo! Inc. common stockholders per share - diluted		$(4.64)	$(0.23)

Non-GAAP net earnings per share - diluted		$0.59	$0.62

Shares used in non-GAAP per share calculation - diluted		948,111	955,654

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